UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number: 001-34873

CHINACACHE INTERNATIONAL HOLDINGS LTD.
(Translation of registrant’s name into English)

Courtyard 8, Zhuyuan Third Street, Zone 3,

Beijing Tianzhu Free Trade Zone, Shunyi District,

Beijing, 100000,China
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒              Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

As previously disclosed, on September 13, 2022, ChinaCache Xin Run Technology (Beijing) Co., Ltd. (“Xin Run”), a subsidiary of ChinaCache International Holdings Ltd., received a civil judgment of Beijing No 1 Intermediate People's Court (the “Court”) that the Court accepted the application for bankruptcy liquidation of Xin Run filed by Taiji Computer Corporation Limited, a creditor of Xin Run. The judgment took effect on September 13, 2022.

On December 15, 2023, Xin Run received a civil ruling from the Court that the Court accepted the application for reorganization filed by Xin Run on December 14, 2023. The ruling shall take effect on December 15, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 21, 2023

ChinaCache International Holdings Ltd.

By:	/s/ Huiling Ying
Name:	Huiling Ying
Title:	Chief Executive Officer